UNITED STATES	SEC FILE NUMBER 001-39685
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	CUSIP NUMBER 457637601
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form 10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended: December 31, 2022
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InMed Pharmaceuticals Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Suite 310 – 815 W. Hastings Street

Address of Principal Executive Office (Street and Number)

Vancouver, BC, Canada V6C 1B4

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the recent change in the auditors of InMed Pharmaceutical Inc. (the “Company”) as previously announced in the Company’s Current Report on Form 8-K filed on December 13, 2022 and a subsequent delay in the client acceptance process, the Company has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan Tegge	908	285-5667
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This notification on Form 12b-25 contains forward-looking statements within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities law (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “expect,” “future,” “intend,” “may,” “plan,” “should” or other similar expressions that indicate future events or trends. These forward-looking statements include statements regarding the Company’s expectations as to the timing of the filing of the Form 10-Q for the quarterly period ended December 31, 2022. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not guarantees of actual performance. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s control. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others, [the results of the Company’s financial reporting procedures and] those factors discussed in documents of the Company filed, or to be filed, with the U.S. Securities and Exchange Commission or Canadian securities regulatory authorities. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements.

InMed Pharmaceuticals Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 9, 2023	By:	/s/ Jonathan Tegge
Jonathan Tegge
Interim Chief Financial Officer

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